Argo Group International Holdings, Ltd.

110 Pitts Bay Road

Pembroke HM 08 Bermuda

January 22, 2009

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dana Hartz

Jim B. Rosenberg

Ladies and Gentlemen:

Argo Group International Holdings, Ltd. (the “Company”) is in receipt of your comment letter dated January 8, 2009, pursuant to which you provided further comments to the Company’s November 17, 2008 response to your September 24, 2008 letter. As we discussed, the Company will provide a written response to the additional comments in your January 8, 2009 letter not later than February 11, 2009.

If you have any questions or wish to discuss any matter with regard to this letter, please contact me at (441) 278-3727 or Mark Haushill at (210) 321-8450.

Thank you for your assistance in this matter.

Sincerely,

/s/ Jay S. Bullock
Jay S. Bullock
Executive Vice President and Chief Financial Officer